

DIVISION OF
CORPORATION FINANCE
Mail Stop 3720

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 14, 2008

<u>Via U.S. Mail</u>

Mr. Thilo Kusch
Chief Financial Officer
Magyar Telekom Telecommunications plc.
Budapest, 1013, Krisztina, krt, 55
Hungary

      RE: Magyar Telekom Telecommunications plc.
               Form 20-F for the Year ended December 31, 2005
               Filed February 22, 2007
               File No. 001-14720

Dear Mr. Kusch:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director